United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

BIGLARI HOLDINGS INC.

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

March 20, 2024

Dear fellow Biglari shareholders,

Responding to our Proposal asking it to develop an animal welfare policy, Biglari Holdings has published an Opposition Statement claiming, without any evidence or factual support whatsoever, that it already has one.

“Steak n Shake has a well-defined set of animal wellbeing standards in place, which serve as rules of engagement for all of our suppliers…[and] partners only with suppliers who commit to meet or exceed our standards of farm animal welfare,” it asserts.

But we find no such policy anywhere on the website of either Biglari Holdings or Steak n Shake; in fact, we couldn’t even find a reference to such a policy anywhere.

We first reached out to the Company on this topic in January 2023, and it refused to engage. We then filed our Proposal in November 2023, though it again refused. And despite SEC Rule 14a-8(m) requiring companies to provide shareholder proponents with their intended opposition statements at least 30 days prior to publishing their proxy statements, Biglari Holdings did not provide us with one until March 18, just one day prior publication (and that was only after several emails to the company).

So, for 14 months, the Company neither produced, nor even mentioned, any animal welfare policy whatsoever; but then, opposing a Proposal asking it to develop such a policy, suddenly claims it has one—again, without evidence (and without providing us sufficient time to investigate that claim).

Biglari’s Opposition Statement says the Company is guided by “what the law mandates.” Notwithstanding that it failed to provide the 30-day notice mandated by the SEC, if we assume what it’s saying about having an animal welfare policy is true (given SEC rules about truth and accuracy in proxy materials), then we must ask a question of critical importance to stakeholders: Why not simply disclose it?

After all, since our proposal merely asks the Company to, “develop (and publish) standards to address and improve animal welfare in Steak ‘n Shake’s supply chain,” if it’s already developed such standards, then all that’s left is to disclose them.

Doing so seems eminently reasonable—and not because of (to use the Opposition Statement’s wording) “competitors’ actions or activists’ desires,” but if nothing else because of the very “customer’s wishes” it cites as a guiding concern. Indeed, animal welfare transparency is important to consumers. The 2023 “Transparency Trends” report from FMI (the food industry trade group) found transparency is “extremely important” to the vast majority of shoppers, with 74% saying that means providing “values-based information such as animal welfare.” And a 2023 Merck Animal Health study found that for 66% of consumers, animal welfare and “transparency in animal proteins” are “extremely or very important.”

These aren’t competitors, and they’re certainly not activists; they’re organizations helping the industries they serve to understand the core interests of their customers. And regardless, if Biglari Holdings already has an animal welfare policy, we see no reason why it should refuse to disclose it. Thank you.

Note: We’re not asking for and can’t accept your proxy card. Please vote FOR the proposal on the proxy received from management, following the instructions enclosed with the proxy on how to cast your ballot.